

Mail Stop 4631

April 14, 2017

Via email
Mr. Michael Mclaren
Chief Executive Officer
Xfuels, Inc.
2309 19th Street
Didsbury Alberta Canada
T0M 0W0

> **Re: Xfuels, Inc.**
> **Form 10-K**
> **Filed March 24, 2017**
> **File No. 333-174304**

Dear Mr. Mclaren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended April 30, 2016

Report of Independent Registered Public Accounting Firm, page 17

1. We note Pinaki & Associates audited the financial statements for the fiscal year ended April 30, 2016, and that from page 23, George Stewart, CPA audited the financial statements for the fiscal year ended April 30, 2015. Please amend your Form 10-K to also include the audit report for the fiscal year ended April 30, 2015. If a consent was provided or obtained referring to that prior fiscal year please also file that as an exhibit as well. Refer to Rule 8-02 of Regulation S-X for guidance.

Audited Financial Statements, page 18

2. We note from your disclosure on page 25 that you completed a 500-to-1 reverse split during 2016. We noted the shares outstanding of 632.5 million in your Form 10-K for the fiscal year ended April 30, 2015, remained unchanged in your Form 10-K for the fiscal year ended April 30, 2016, despite the reverse stock split. Additionally, based on your Statement of Stockholders' Equity it does not appear that 2015 was effected for the reverse stock split. Please tell us what consideration you gave to the presentation requirements included in ASC 505-10-S99-4.

Item 9A. Controls and Procedures, page 27

3. You concluded that your disclosure controls and procedures (DCP) were effective but internal control over financial reporting (ICFR) was not effective based on certain criteria. Please address the following:

- Please tell us how you determined that a conclusion that your ICFR was not effective as of April 30, 2016, did not impact your conclusion regarding the effectiveness of your (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

- Based on your disclosure it is unclear as to the material weakness identified as of April 30, 2016, that caused you to conclude that your ICFR was not effective as of April 30, 2016. Please revise your disclosure to provide a comprehensive discussion of the control deficiencies and the nature of the material weakness including when the material weakness first began, and how you discovered the control deficiencies that led to the material weakness. In your revised disclosure please provide a discussion of your remediation plan to address any material weaknesses. Please also revise to provide reference to the 2013 COSO framework used, as your current disclosure does not reference "2013."

- On page 9 you provide a risk factor that states that *"If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected."* Given that you did conclude that you did not maintain effective ICFR as of April 30, 2016, please revise your disclosure to address this fact and any impact/consequence to your business stemming from having ineffective ICFR.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743, Tracey McKoy at (202) 551-3772 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction